September 17, 2018

Brian K. Miller
Executive Vice President and Chief Financial Officer
Tyler Technologies, Inc.
5101 Tennyson Parkway
Plano, TX 75024

       Re: Tyler Technologies, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 21, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 1, 2018
           File No. 001-10485

Dear Mr. Miller:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Note 2. Accounting Standards and Significant Accounting Policies
Revenue Recognition
Software Licenses and Royalties, page 6

1. Your disclosures appear to indicate that royalty revenue is not recognized until you receive notice of amounts earned which is in the quarter subsequent to the quarter the royalty is actually earned. Please tell us how this complies with ASC 606-10-55-65.
      However, we also note that the disclosure on page 7 of your Form 10-Q for the quarterly period ended March 31, 2018 indicates that royalties are recognized on an estimated basis in the period earned and are then trued up when you receive notice of amounts earned.
 Brian K. Miller
Tyler Technologies, Inc.
September 17, 2018
Page 2
         Please reconcile these disclosures and tell us whether there has been a change in accounting for royalties.
Subscription-Based Services , page 7

2. You disclose that software and software services that are contingent on the transfer of other performance obligations are recognized ratably. Please tell us what these contingent performance obligations are and how they impact your revenue recognition.
         Refer to the authoritative guidance you relied upon.
Deferred Commissions, page 10

3. Please tell us, and revise to clarify, whether sales commissions paid upon contract renewal are commensurate with the initial commissions and disclose how commissions paid for renewals are considered in the three to seven year period of benefit for the initial commission. You also disclose that renewals are amortized over the "remaining period of benefit." Please tell us whether the period of benefit for these commissions exceeds the term of the respective customer contract and if so, explain what the remaining period of benefit represents and how your policy complies with ASC 340-40-35-1. Also refer to
         ASC 340-40-50-2(b).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp, Staff Accountant at (202) 551- 3805 or Christine Dietz,
Assistant Chief Accountant at (202) 551-3408 with any questions.



                                                              Sincerely,
FirstName LastNameBrian K. Miller
                                                              Division of
Corporation Finance
Comapany NameTyler Technologies, Inc.
                                                              Office of
Information Technologies
September 17, 2018 Page 2                                     and Services
FirstName LastName